

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Aaron Skonnard
Chief Executive Officer
Pluralsight, Inc.
42 Future Way
Draper, Utah 84020

Re: Pluralsight, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 7, 2021
File No. 001-38498

Dear Mr. Skonnard:

We have reviewed your Janaury 22, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2021 letter.

Preliminary Proxy Statement on Schedule 14A

Background of the Mergers, page 39

1. Please disclose the name of the TRA representative.

2. We note your response to prior comment 2. Please clarify in the disclosure why on November 11, Qatalyst informed Vista, but not Parties A and B, of the company's intention to amend the TRA to reduce the amount of Pluralsight's change of control obligation.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Doug Schnell